American Stock Exchange Information Session March 27, 2008 Filed by The Amex Membership Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Companies: NYSE Euronext (Commission File No. 001-33392) The Amex Membership Corporation

Forward Looking Statements Cautionary Note Regarding Forward-Looking Statements Certain statements in this presentation may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext's and Amex's plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext's and Amex's current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext's and Amex's results to differ materially from current expectations include, but are not limited to: NYSE Euronext's and Amex's ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext's reference document for 2006 ("document de reference") filed with the French Autorite des Marches Financiers (Registered on June 6, 2007 under No. R.07-0089), 2007 Annual Report on Form 10-K and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorite des Marches Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This presentation speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein. IMPORTANT INFORMATION WITH RESPECT TO THE MERGER In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation ("MC"), NYSE Euronext has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form S-4 (File No. 333-149480), containing a preliminary proxy statement / prospectus regarding the proposed transaction. The parties will file other relevant documents concerning the proposed transaction with the SEC. The SEC has not yet declared Form S-4 effective. MC MEMBERS ARE URGED TO READ THE FINAL PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. MC members can obtain a free copy of the final proxy statement / prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC's website (http://www.sec.gov). Copies of the final proxy statement / prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY, NY 10006, 212-306-1408. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Background Transaction was the result of a thorough review of Amex's strategic alternatives Events Board initiates review of strategic alternatives including demutualization January 2006 Morgan Stanley & Co. Incorporated retained as financial advisor Engaged with strategic and private equity parties January 2007 Participated in discussions concerning strategic alternatives and facilitated comprehensive due diligence processes with various parties including 4 securities exchanges and a consortium of private investors March 2007 - January 2008 Announced transaction with NYSE Euronext January 17, 2008

Transaction Overview $260MM of NYSE Euronext stock plus additional shares of NYSE Euronext stock based on Net Proceeds from sale of Amex's headquarters subject to certain timing and other conditions (1) No survival of representations and warranties beyond closing May not solicit other offers May entertain unsolicited offers, subject to a $10MM "breakup fee" Amex member approval required Regulatory approvals Absence of Amex Material Adverse Effect Consideration: Certain Terms: Certain Conditions: Deal Summary Note: (1) Please refer to the Merger Agreement and Form S-4 filing for details on the calculation of Net Proceeds

Current Status of the Transaction HSR Clearance Clearance obtained on March 6, 2008 Proxy Statement / Prospectus on Form S-4 SEC comments received on March 21, 2008 Amex and NYSE Euronext are working on Amendment No. 1 to Form S-4 to respond to SEC's comments Proposed Rule Change on Form 19b-4 Expect to confidentially submit to the SEC by mid-April Real Estate Sale Process Retained the brokerage firm of Cushman and Wakefield to market Amex's headquarters Preparation of marketing materials for Amex's headquarters in progress Member Vote Member vote on transaction expected mid-2008

Challenging Operating Environment Market share declining across product lines Declining revenue Operating losses each year since 2001 Difficulties with technology upgrades and competitiveness High cost to operate Amex Intense price competition Difficulties with Reg NMS order routing Conversion to electronic exchange model risky Unlikely to materially improve in the foreseeable future 1/1/2005 48.91341671 2/1/2005 50.21152627 3/4/2005 49.97349196 4/4/2005 50.56708093 5/5/2005 49.27935575 6/5/2005 46.50096568 7/6/2005 46.77647291 8/6/2005 47.48519632 9/6/2005 45.8219854 10/7/2005 44.65561991 11/7/2005 44.04126905 12/8/2005 44.7913352 1/8/2006 45.7155042 2/8/2006 50.06140436 3/11/2006 45.22769213 4/11/2006 41.80019254 5/12/2006 40.77914189 6/12/2006 43.78516114 7/13/2006 42.90701206 8/13/2006 41.27660706 9/13/2006 39.15727481 10/14/2006 39.24847171 11/14/2006 38.67157623 12/15/2006 37.31802161 1/15/2007 33.03859598 2/15/2008 30.33203195 3/18/2008 26.12948599 4/18/2008 24.93176703 5/19/2008 25.85110681 6/19/2008 29.30398137 7/20/2008 25.86723569 8/20/2008 24.02724355 9/20/2008 22.76156854 10/21/2008 21.82536565 11/21/2008 22.65371184 12/22/2008 24.40155817 Amex Market Share in Amex-Listed Equities (%) (1) (2) Source: Company Data 1/1/2005 15.358 2/1/2008 14.849 3/4/2008 14.433 4/4/2008 12.441 5/5/2008 11.093 6/5/2008 11.88 7/6/2008 11.604 8/6/2008 11.586 9/6/2008 11.905 10/7/2008 10.691 11/7/2008 12.046 12/8/2008 11.226 1/8/2006 10.8 2/8/2008 10.714 3/11/2008 10.05 4/11/2008 9.006 5/12/2008 8.78 6/12/2008 7.345 7/13/2008 7.303 8/13/2008 7.022 9/13/2008 6.674 10/14/2008 6.791 11/14/2008 6.289 12/15/2008 6.301 1/15/2007 5.859 2/15/2008 4.574 3/18/2008 3.685 4/18/2008 3.581 5/19/2008 3.09 6/19/2008 3.249 7/20/2008 2.951 8/20/2008 2.761 9/20/2008 2.979 10/21/2008 3.016 11/21/2008 2.88 12/22/2007 3.338 Amex U.S. ETFs Market Share (%) (1) (3) Source: Company Data 1/1/2005 16.03356671 2/1/2008 15.63565829 3/4/2008 16.6161707 4/4/2008 15.43306251 5/5/2008 15.69973282 6/5/2008 14.26436736 7/6/2008 14.09202471 8/6/2008 13.87567581 9/6/2008 14.12383132 10/7/2008 12.46115053 11/7/2008 11.90742382 12/8/2005 10.82362312 1/8/2006 10.41391055 2/8/2008 10.38089062 3/11/2008 10.59183299 4/11/2008 10.03847713 5/12/2008 9.912436821 6/12/2008 10.18058854 7/13/2008 9.962417651 8/13/2008 10.04384959 9/13/2008 10.30257912 10/14/2008 10.45965452 11/14/2008 9.892942851 12/15/2006 9.524736387 1/15/2007 10.5038859 2/15/2008 10.04826677 3/18/2008 9.920927181 4/18/2008 9.507062565 5/19/2008 8.919768184 6/19/2008 9.123158703 7/20/2008 8.495350549 8/20/2008 7.899727759 9/20/2008 8.6340867 10/21/2008 8.394692063 11/21/2008 8.22061729 12/22/2007 6.505060002 Amex U.S. Equity Options Market Share (%) (1) Source: Company Data 6.5% 3.3% 24.4% Notes: (1) Monthly market share tracked through December 2007. Numerical percentages identified as of December 2007 (2) Includes listed company equities, structured products, and closed-end funds (3) Includes UTP

Merger Considerations Attractive Value Realization Equity value equal to $260MM of NYSE Euronext stock for Amex operations Additional shares of NYSE Euronext stock based on Net Proceeds from sale of Amex's headquarters subject to certain timing and other conditions Retained the brokerage firm of Cushman and Wakefield to market Amex's headquarters Liquidity / Tax Benefits Greater liquidity of NYSE Euronext stock (versus Amex membership interest) No holding period for NYSE Euronext stock received by MC members in the transaction Structured as a tax-free exchange Strategic / Operating Benefits Technology and operating expense synergies Benefits from NYSE Euronext's leading reputation, technology, platform, volume and liquidity Diversification of businesses Improved positioning of NYSE Arca and Amex ETF listing and trading businesses as well as closed-end funds and structured products Risks Discussed under "Risk Factors" and "The Mergers - MC and Amex's Reasons for the Mergers" in preliminary Form S-4

OCC Facts The Options Clearing Corporation ("OCC"), founded in 1973, is the world's largest equity derivatives clearing organization Equally owned by 5 participant exchanges that trade options, including Amex (1) OCC bylaws permit the OCC to charge fees only to cover operating expenses and reserves: Excess fees refunded to Clearing Members, not equity holders, since OCC's inception Approval of 2/3 of the Board and unanimous shareholder approval to amend the bylaw fee provision Equity owners only represent a minority of OCC's 16 person Board and have limited voting rights: Amex has a right to appoint 1 director to the 16 person Board 9 out of the 16 directors are Clearing Members or their representatives Shares held by equity owners are subject to transfer restrictions, including a right of first refusal in favor of OCC; if exercised, OCC would pay Amex the lesser of $333,333 or the aggregate book value for the shares Ownership stake in OCC was identified for potential acquirors Note: (1) Other owners include the Chicago Board Options Exchange, International Securities Exchange (Deutsche Borse), NYSE Arca, and the Philadelphia Stock Exchange. The Boston Stock Exchange is also a participant exchange but is not an equity owner of OCC and therefore does not have the same rights as the other 5 participant exchanges

Conclusion Operating environment for Amex continues to be challenging Financial performance has declined and material improvement in the foreseeable future on a standalone basis is unlikely The Board of Directors of MC and the Board of Governors of Amex diligently and thoroughly sought strategic alternatives for Amex over a period of two years Retained Morgan Stanley as financial advisor to pursue discussions with, and respond to, interest from various potential partners Actively engaged in multiple due diligence processes with various parties from March 2007 - January 2008 NYSE Euronext's offer of $260MM in NYSE Euronext stock plus the contingent consideration based on the Net Proceeds from the sale of Amex's headquarters provided the best option of obtaining value for the seatholders of Amex Additional benefits from a combination with NYSE Euronext Improved liquidity and tax efficient structure Strategic / operational synergies